

SEC 05042228 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 30544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman, Lass Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 South Broadway
(No. and Street)

Yonkers (City) NY (State) 10701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Lass 914-969-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R.
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd. (Address) Plainview (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Barry Lass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Lass Securities, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LENA L. BOROFF
Commissioner of Deeds
For the City of Yonkers
Term Expires 3/31/07

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDMAN, LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2004

Schedule 2

1. Free credit balances & other balances in customers' securities accounts	$ 234,266
2. Money borrowed collateralized by securities Carried for customers	$ 16,643
TOTAL CREDITS	$ 250,909
3. Debit balances in customers' cash & margin accounts excluding unsecured accounts & accounts doubtful of collection	275,656
EXCESS TO TOTAL DEBITS OVER TOTAL CREDITS	$ None
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS	100,452
AMOUNT REQUIRED TO BE HELD IN RESERVE BANK ACCOUNT	-0-
ADDITIONAL DEPOSIT REQUIRED	-0-

There are no differences between this schedule and the schedule included in Goldman Lass' Focus Part II as at December 31, 2004.

The accompanying notes are an integral part of this statement.